UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 14, 2018
L3 TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in Charter)

DELAWARE	001-37975	13-3937436
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 THIRD AVENUE, NEW YORK, NEW YORK	10016
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 697-1111

 (Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company        ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.          ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously disclosed, L3 Technologies, Inc. (the “Company”) and Harris Corporation (“Harris”) entered into an Agreement and Plan of Merger on October 12, 2018 (the “Merger Agreement”), pursuant to which L3 is expected to merge with a newly formed, direct wholly owned subsidiary of Harris, with the Company surviving the merger as a direct wholly owned subsidiary of Harris (the “Merger”).

In connection with the Merger, certain executive officers of the Company (including certain of its current named executive officers) may become entitled to payments and benefits that may be treated as “excess parachute payments” within the meaning of Section 280G (“Section 280G”) of the Internal Revenue Code of 1986, as amended (the “Code”). To mitigate the potential impact of Section 280G on the Company and such named executive officers, on December 14, 2018, the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) approved: (i) payment during 2018 of approximately 95% of the annual cash bonus that it presently expects would otherwise be paid to Christopher E. Kubasik and Ann D. Davidson in early 2019; (ii) the immediate vesting and settlement of 10,465 shares of L3 common stock for Mr. Kubasik, representing 95% of the shares that Mr. Kubasik was otherwise expected to earn in early 2019 in respect of the performance stock units previously granted to him in 2016 based on anticipated earnings per share performance; (iii) the intended payment prior to the end of 2018 of the cash amount that Mr. Kubasik was otherwise expected to earn in early 2019 in respect of his long-term incentive cash award based on relative total stockholder return performance that was previously granted to Mr. Kubasik in 2016 (with such cash payment to be determined by a subcommittee of the Compensation Committee closer to the end of 2018 based on updated calculations of such performance in an amount not to exceed $1,280,000); and (iv) the granting of 52,277 shares of restricted stock to Mr. Kubasik having a grant date value of $10,000,000 (upon which Mr. Kubasik will be required to make an election under Section 83(b) of the Code to be taxed on the value of such grant in 2018, with the resulting taxes being satisfied through net share withholding from the shares subject to such award).

The award of restricted stock granted to Mr. Kubasik as described above is intended as an early grant of his normal 2019 long-term annual incentive grant that would otherwise be granted to him in February 2019 and is subject to the terms of the restricted stock agreement attached hereto as Exhibit 10.1.  The restricted stock award agreement provides that Mr. Kubasik will generally vest in his rights with respect to the underlying shares upon the third anniversary of the grant date, subject to his continued employment through such third anniversary date, provided that Mr. Kubasik will be entitled to accelerated vesting of his restricted stock award in the event of his termination without “cause” or for “good reason” following the contemplated Merger (subject to the terms of Mr. Kubasik's letter agreement with the Company, dated November 5, 2018), or in the event of his death or disability.

Also, the Company entered into an acknowledgment (the “Acknowledgment”), the form of which is attached hereto as Exhibit 10.2, with each of Mr. Kubasik and Ms. Davidson, pursuant to which each of Mr. Kubasik and Ms. Davidson has agreed to repay the accelerated annual cash bonus payment amounts (and, in the case of Mr. Kubasik, his accelerated payments in respect of his 2016 performance awards) to the extent it is subsequently determined that the ultimate payment amounts earned based on actual performance for the full performance periods would have been for lesser amounts.

The foregoing descriptions of the restricted stock award agreement for Mr. Kubasik and the Acknowledgment for Mr. Kubasik and Ms. Davidson does not purport to be complete, and such descriptions are qualified in their entirety by reference to the form of such agreements, which are filed hereto as Exhibits 10.1 and 10.2, and are incorporated herein by reference.

Item 8.01.	Other Events.

The information set forth above under Item 5.02 is hereby incorporated by reference into this Item 8.01.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Title
10.1	Restricted Stock Award Agreement between L3 Technologies, Inc. and Christopher E. Kubasik, effective as of December 14, 2018.

10.2	Form of Acknowledgement Letter Agreement Regarding Potential Repayment Obligations.

Important Additional Information and Where To Find It

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This report is being made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris”).  In connection with the proposed merger, Harris filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 on December 14, 2018 that includes a preliminary Joint Proxy Statement of L3 and Harris and a preliminary Prospectus of Harris, as well as other relevant documents regarding the proposed transaction.  The Registration Statement has not yet become effective.  A definitive Joint Proxy Statement/Prospectus will be sent to L3 stockholders and Harris stockholders.  This report is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that either or both of L3 or Harris or any of their respective affiliates may file with the SEC or make available to their respective stockholders.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

A free copy of the preliminary Joint Proxy Statement/Prospectus, as well as other filings containing information about L3 and Harris, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from L3 by accessing L3’s website at https://www.l3t.com/ or from Harris by accessing Harris’s website at https://www.harris.com/.

L3 and Harris and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from L3 stockholders and Harris stockholders in respect of the proposed transaction.  Information regarding L3’s directors and executive officers is contained in L3’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC.  Information regarding Harris’s directors and executive officers is contained in Harris’s Annual Report on Form 10-K for the year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the preliminary Joint Proxy Statement/Prospectus regarding the proposed merger.  Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

Certain of the matters discussed in this report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements other than historical facts may be forward-looking statements; words such as “may,” “will,” “should,” “likely,” “projects,” “financial guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements.  L3 and Harris caution investors that these statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond L3’s and Harris’ control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  In addition to factors previously disclosed in L3’s and Harris’s reports filed with the SEC and those identified elsewhere in this report, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of L3 and Harris to terminate the definitive merger agreement between L3 and Harris; the outcome of any legal proceedings that may be instituted against L3, Harris or their respective directors; the risk that the stockholder approvals of L3 or Harris may not be obtained on the expected schedule or at all; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger in a timely manner or at all, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the L3 and Harris businesses or fully realizing anticipated cost savings and other benefits; business disruptions from the proposed merger that may harm L3’s or Harris’s businesses, including current plans and operations; any announcement relating to the proposed transaction could have adverse effects on the ability of L3 or Harris to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. government and other governments, or on L3’s or Harris’s operating results and businesses generally; the risk that the announcement of the proposed transaction could have adverse effects on the market price of the common stock of either or both of L3’s and Harris’s common stock and the uncertainty as to the long-term value of the common stock of the combined company following the merger; certain restrictions during the pendency of the merger that may impact L3’s or Harris’s ability to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which L3 and Harris operate; and events beyond L3’s and Harris’s control, such as acts of terrorism.

These forward-looking statements speak only as of the date of this report or as of the date they were made, and neither L3 nor Harris undertakes any obligation to update forward-looking statements.  For a more detailed discussion of these factors, also see the information under the captions "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" in L3's and Harris's preliminary joint proxy statement/prospectus that forms part of the Registration Statement or Form S-4 filed by Harris and the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in L3’s and Harris’s most recent reports on Form 10-K for the years ended December 31, 2017 and June 29, 2018, respectively, and any material updates to these factors contained in any of L3’s and Harris’s subsequent and future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.  Given these uncertainties, you should not place any reliance on these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

L3 TECHNOLOGIES, INC.

	By:	/s/ Allen E. Danzig
		Name:	Allen E. Danzig
		Title:	Vice President, Assistant General Counsel and Assistant Secretary
Dated: December 18, 2018